UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For June 30, 2016

Commission File No. 001-33176

Fuwei Films (Holdings) Co., Ltd.

No. 387 Dongming Road

Weifang Shandong

People’s Republic of China, Postal Code: 261061

 (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐     No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the future financial performance of Fuwei Films (Holdings) Co., Ltd. (the “Company”). The Company has attempted to identify forward-looking statements by terminology, including, but not limited to, “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predicts”, “should” or “will” or the negative of these terms or other comparable terminology.

The forward-looking statements included in this Form 6-K are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future results, operations, levels of activity, performance or achievements. Actual results of the Company’s results, operations, levels of activity, performance or achievements may differ materially from information contained in the forward-looking statements as a result of risk factors. They include, among other things, trends affecting the global economy, including the devaluation of the RMB by China in August 2015, significant competition in the BOPET film industry, especially the significant oversupply of BOPET films resulting from the rapid growth of the Chinese BOPET industry capacity, changes in the international market and trade barriers, especially the adverse impact of the antidumping investigation and imposition of an anti-dumping duty on imports of the BOPET films originating from the People’s Republic of China (“China”) conducted by certain major importing countries; fluctuations of RMB exchange rate, the reduce in demand for the Company’s products or the loss of main customers which may result in the decrease of sales, and negatively influencing the Company’s financial performance, uncertainty as to the future profitability, uncertainty as to the Company’s ability to successfully obtain additional funds to meet the working capital needs of the new BOPET production line, uncertainty as to the Company’s ability to continuously develop new BOPET film products to be produced by the third production line and keep up with changes in BOPET film technology, risks associated with possible defects and errors in its products including complaints and claims from clients, uncertainty as to its ability to protect and enforce its intellectual property rights, uncertainty as to its ability to attract and retain qualified executives and personnel, and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in light of the volatility in the prices of petroleum products in recent years, instability of power and energy supply, and the uncertainty regarding the future operation of the Company in connection with the changes in the labor law in China, the measures taken by the Chinese government to save energy and reduce emissions, and the complaints from nearby residents and local government about the noise caused by our production as well as the uncertainty of the impact of major shareholder transfer that have substantial influence over the Company and the Company’s business operation including possible overlap of our BOPET products, customers and market orientation with an BOPET film manufacturer, which is controlled by the same individual who has control over the shares of our major shareholder. The Company’s expectations are as of the date of filing of this Form 6-K, and the Company does not intend to update any of the forward-looking statements after the date this Form 6-K is filed to confirm these statements to actual results, unless required by law.

On August 25, 2016, the Company announced its unaudited consolidated financial results for the six-month period ended June 30, 2016.

2

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2016 AND DECEMBER 31, 2015

(amounts in thousands except share and per share value)

(Unaudited)

		June 30, 2016		December 31, 2015
	Notes	RMB	US$	RMB
ASSETS
Current assets
Cash and cash equivalents		8,446	1,271	14,355
Restricted cash		52,568	7,910	43,215
Accounts and bills receivable, net	3	20,925	3,149	10,046
Inventories	4	27,930	4,203	29,574
Advance to suppliers		8,340	1,255	5,640
Prepayments and other receivables		10,288	1,548	20,334
Deferred tax assets - current		1,931	291	1,438
Total current assets		130,428	19,627	124,602

Property, plant and equipment, net	5	423,987	63,797	431,021
Construction in progress	6	3,196	481	1,700
Lease prepayments, net	7	17,620	2,651	17,882
Advance to suppliers - long term, net		1,706	257	1,440
Other Assets	8	-	-	11,607
Deferred tax assets - non current		15,401	2,317	15,519

Total assets		592,338	89,130	603,771
LIABILITIES AND EQUITY
Current liabilities
Long-term loan, current portion	9	3,350	504	3,350
Due to related parties	10	146,247	22,006	143,080
Accounts payables		32,419	4,878	32,760
Notes payable	11	97,230	14,630	85,780
Advance from customers		1,939	292	2,247
Accrued expenses and other payables		7,717	1,161	8,682
Obligations under capital leases-current	12	-	-	302
Total current liabilities		288,902	43,471	276,201

Long-term loan	9	1,625	245	3,300
Deferred tax liabilities		5,299	797	5,406

Total liabilities		295,826	44,513	284,907

Equity
Shareholders’ equity
Registered capital (of US$0.129752 par value; 20,000,000 shares authorized; 13,062,500 issued and outstanding)		13,323	2,005	13,323
Additional paid-in capital		311,907	46,932	311,907
Statutory reserve		37,441	5,634	37,441
(Accumulated deficit) retained earnings		(66,274)	(9,972)	(44,022)
Cumulative translation adjustment		970	147	1,049
Total shareholders’ equity		297,367	44,746	319,698
Non-controlling interest		(855)	(129)	(834)
Total equity		296,512	44,617	318,864
Total liabilities and equity		592,338	89,130	603,771

The accompanying notes are an integral part of these unaudited condensed consolidated statements.

3

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

FOR THE THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

(amounts in thousands except share and per share value)

(Unaudited)

		The Three-Month Period Ended June 30,			The Six-Month Period Ended June 30,
	Notes	2016		2015	2016		2015
		RMB	US$	RMB	RMB	US$	RMB
Net sales		59,316	8,925	66,709	121,463	18,276	119,485
Cost of sales		53,690	8,079	66,422	110,248	16,589	127,023

Gross margin (loss)		5,626	846	287	11,215	1,687	(7,538)

Operating expenses
Selling expenses		3,340	503	3,157	6,289	946	6,353
Administrative expenses		11,149	1,678	9,877	23,197	3,490	15,490
Total operating expenses		14,489	2,181	13,034	29,486	4,436	21,843

Operating loss		(8,863)	(1,335)	(12,747)	(18,271)	(2,749)	(29,381)

Other income (expense)
- Interest income		134	20	218	352	53	738
- Interest expense		(1,707)	(257)	(2,082)	(3,461)	(521)	(4,413)
- Others income (expense), net		175	26	(32)	(1,354)	(204)	4,452

Total other income (expense)		(1,398)	(211)	(1,896)	(4,463)	(672)	777

Loss before provision for income taxes		(10,261)	(1,546)	(14,643)	(22,734)	(3,421)	(28,604)
Income tax benefit (expense)	13	64	10	(8)	482	73	(1,044)

Net loss		(10,197)	(1,536)	(14,651)	(22,252)	(3,348)	(29,648)

Net (loss) income attributable to non-controlling interests		-	-	-	-	-	-
Net loss attributable to the Company		(10,197)	(1,536)	(14,651)	(22,252)	(3,348)	(29,648)
Other comprehensive income (loss)
- Foreign currency translation adjustments attributable to non-controlling interest		(25)	(4)	-	(21)	(3)	-
- Foreign currency translation adjustments attributable to the Company		(74)	(11)	(25)	(79)	(12)	(49)

Comprehensive loss attributable to non-controlling interest		(25)	(4)	-	(21)	(3)	-
Comprehensive loss attributable to the Company		(10,271)	(1,547)	(14,676)	(22,331)	(3,360)	(29,697)

Loss per share, Basic and diluted	14	(0.78)	(0.12)	(1.12)	(1.70)	(0.26)	(2.27)
Weighted average number ordinary shares, Basic and diluted		13,062,500	13,062,500	13,062,500	13,062,500	13,062,500	13,062,500

The accompanying notes are an integral part of these unaudited condensed consolidated statements.

4

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

(amounts in thousands except share and per share value)

(Unaudited)

	The Six-Month Period Ended June 30,
	2016		2015
	RMB	US$	RMB
Cash flow from operating activities
Net loss	(22,252)	(3,348)	(29,648)
Adjustments to reconcile net loss to net cash used in operating activities

- Depreciation of property, plant and equipment	21,364	3,215	23,076
- Amortization of intangible assets	261	39	262
- Deferred income taxes	(482)	(73)	1,044
- Bad debt recovery (expense)	2,197	331	(4,135)
-Inventory provision	(226)	(34)	-
Changes in operating assets and liabilities
- Accounts and bills receivable	(13,076)	(1,968)	(6,634)
- Inventories	1,869	281	(4,210)
- Advance to suppliers	(2,699)	(406)	2,518
- Prepaid expenses and other current assets	72	11	12
- Accounts payable	(341)	(51)	(2,439)
- Accrued expenses and other payables	(1,045)	(157)	1,377
- Advance from customers	(308)	(46)	2,844
- Tax payable	9,974	1,501	(1,499)

Net cash used in operating activities	(4,692)	(705)	(17,432)

Cash flow from investing activities
Purchases of property, plant and equipment	(2,722)	(410)	(91)
Restricted cash related to trade finance	(9,344)	(1,406)	5,865
Advanced to suppliers - non current	(266)	(40)	(550)
Amount change in construction in progress	(1,496)	(225)	(730)
Return of long-term deposit	-	-	21,000

Net cash provided by (used in) investing activities	(13,828)	(2,081)	25,494

Cash flow from financing activities
Principal payments of bank loans	(1,675)	(252)	(1,675)

Proceeds from related party	3,167	477	13,796
Payment of capital lease obligation	(302)	(45)	(4,366)
Change in notes payable	11,450	1,723	(13,913)

Net cash provided by (used in) financing activities	12,640	1,903	(6,158)

Effect of foreign exchange rate changes	(29)	(62)	(53)

Net decrease ( increase) in cash and cash equivalent	(5,909)	(945)	1,851

Cash and cash equivalent
At beginning of period	14,355	2,216	9,020
At end of period	8,446	1,271	10,871

SUPPLEMENTARY DISCLOSURE:
Interest paid	3,461	521	4,413
Income tax paid	-	-	-

SUPPLEMENTARY SCHEDULE OF NONCASH INVESTING AND FINANCIAL ACTIVITIES:
Account payable for plant and equipment:	2,354	354	2,215
Obligations for acquired equipment under capital lease:	-	-	4,196

The accompanying notes are an integral part of these unaudited condensed consolidated statements.

5

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

NOTE 1 – BACKGROUND

Fuwei Films (Holdings) Co., Ltd. and its subsidiaries (the “Company” or the “Group”) are principally engaged in the production and distribution of BOPET film, a high quality plastic film widely used in packaging, imaging, electronics, electrical and magnetic products in the People’s Republic of China (the “PRC”). The Company is a holding company incorporated in the Cayman Islands, established on August 9, 2004 under the Cayman Islands Companies Law as an exempted company with limited liability. The Company was established for the purpose of acquiring shares in Fuwei (BVI) Co., Ltd. (“Fuwei (BVI)”), an intermediate holding company established for the purpose of acquiring all of the ownership interest in Fuwei Films (Shandong) Co., Ltd. (“Shandong Fuwei”).

On August 20, 2004, the Company was allotted and issued one ordinary share of US$1.00 in Fuwei (BVI) (being the entire issued share capital of Fuwei (BVI)), thereby establishing Fuwei (BVI) as the intermediate investment holding company of the Company.

On April 23, 2009, Fuwei Films USA, LLC was set up and co-invested by Fuwei Films (Holdings) Co., Ltd. and Newell Finance Management Co., Ltd. Fuwei Films USA, LLC has a registered capital of US$10 and total investment amount of US$100. Fuwei Films (Holdings) Co., Ltd. and Newell Finance Management Co., Ltd. own 60% and 40% of the total shares of Fuwei Films USA, LLC, respectively.

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Principles

The accompanying unaudited condensed consolidated financial statements have been prepared by the Company, pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) as applicable to smaller reporting companies, and generally accepted accounting principles for interim financial reporting. The information furnished herein reflects all adjustments (consisting of normal recurring accruals and adjustments) which are, in the opinion of management, necessary to fairly present the operating results for the respective periods. Certain information and footnote disclosures normally presented in annual consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) have been omitted pursuant to such rules and regulations. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and footnotes included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2015 filed on April 7, 2016 with the SEC. The results of the six-month period ended June 30, 2016 are not necessarily indicative of the results to be expected for the full year ended December 31, 2016.

Principles of Consolidation

The condensed consolidated financial statements include the financial statements of the Company and its three subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation.

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FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Use of Estimates

The preparation of the condensed consolidated financial statements in accordance with U.S. GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates and assumptions, including those related to the recoverability of the carrying amount and the estimated useful lives of long-lived assets, valuation allowances for accounts receivable and realizable values for inventories. Changes in facts and circumstances may result in revised estimates.

Foreign Currency Transactions

The Company’s reporting currency is Chinese Yuan (Renminbi or “RMB”).

Fuwei Films (Holdings) Co., Ltd. and Fuwei (BVI) operate in Hong Kong as investment holding companies and their financial records are maintained in Hong Kong dollars, being the functional currency of these two entities. The financial records of Fuwei Films USA, LLC, a 60% owned subsidiary of the Company, are maintained in US dollars. Assets and liabilities are translated into RMB at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and income, expenses, and cash flow items are translated using the average rate for the period. The translation adjustments are recorded in accumulated other comprehensive income in the statements of equity. The changes in the translation adjustments for the current period were reported as the line items of other comprehensive income in the consolidated statements of comprehensive income.

Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of transactions. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. The resulting exchange differences are recorded in the consolidated statements of comprehensive income.

RMB is not fully convertible into foreign currencies. All foreign exchange transactions involving RMB must take place either through the PBOC or other institutions authorized to buy and sell foreign currency. The exchange rate adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC which are determined largely by supply and demand.

Commencing July 21, 2005, the PRC government moved the RMB into a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies.

For the convenience of the readers, the second quarter of 2016 RMB amounts included in the accompanying condensed consolidated financial statements in our quarterly report have been translated into U.S. dollars at the rate of US$1.00 = RMB6.6459, on the last trading day of second quarter of 2016 (June 30, 2016) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollar at that rate or at any other certain rate on June 30, 2016, or at any other date.

Cash and Cash Equivalents and Restricted Cash

For statements of cash flow purposes, the Company considers all cash on hand and in banks, including accounts in book overdraft positions, certificates of deposit and other highly-liquid investments with maturities of three months or less, when purchased, to be cash and cash equivalents.

7

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Restricted cash refers to the cash balance held by bank as deposit for Letters of Credit and Bank Acceptance Bill. The Company has restricted cash of RMB52,568 (US$7,910) and RMB43,215 as of June 30, 2016 and December 31, 2015, respectively.

Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount after deduction of trade discounts, value added taxes and allowances, if any, and do not bear interest. The allowance for doubtful accounts is the Group’s best estimate of the amount of probable credit losses in the Group’s existing accounts receivable. The Group determines the allowance based on historical write-off experience, customer specific facts and economic conditions.

The Group reviews its allowance for doubtful accounts monthly. Past due balances over 90 days and over a specified amount are reviewed individually for collectability. All other balances are reviewed on a pooled basis by aging of such balances. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Inventories

Inventories are stated at the lower of cost or market value as of balance sheet date. Inventory valuation and cost-flow is determined using Moving Weighted Average Method basis. The Group estimates excess and slow moving inventory based upon assumptions of future demands and market conditions. If actual market conditions are less favorable than projected by management, additional inventory write-downs may be required. Cost of work in progress and finished goods comprises direct material, direct production cost and an allocated portion of production overheads based on normal operating capacity.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment. Depreciation on property, plant and equipment is calculated on the straight-line method (after taking into account their respective estimated residual values) over the estimated useful lives of the assets. They are as follows:

Years
Buildings and improvements	25 - 30
Plant and equipment	10 - 15
Computer equipment	5
Furniture and fixtures	5
Motor vehicles	5

Depreciation of property, plant and equipment attributable to manufacturing activities is capitalized as part of the inventory, and expensed to cost of goods sold when inventory is sold. Depreciation related to abnormal amounts from idle capacity is charged to general and administrative expenses for the period incurred.

8

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Construction in progress represents capital expenditures in respect to the BOPET production line. No depreciation is provided in respect to construction in progress.

Leased Assets

An arrangement, comprising a transaction or a series of transactions, is or contains a lease if the Group determines that the arrangement conveys a right to use a specific asset or assets for an agreed period of time in return for a payment or a series of payments. Such a determination is made based on an evaluation of the substance of the arrangement and is regardless of whether the arrangement takes the legal form of a lease.

Classification of assets leased to the Group. Assets that are held by the Group under leases which transfer to the Group substantially all the risks and rewards of ownership are classified as being held under capital leases. Leases which do not transfer substantially all the risks and rewards of ownership to the Group are classified as operating leases.

Assets acquired under capital leases. Where the Group acquires the use of assets under capital leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, of such assets are included in property, plant and equipment and the corresponding liabilities, net of finance charges, are recorded as obligations under capital leases. Depreciation is provided at rates which write off the cost or valuation of the assets over the term of the relevant lease or, where it is likely the Group will obtain ownership of the asset, the life of the asset. Finance charges implicit in the lease payments are charged to the consolidated income statement over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period. Contingent rentals are charged to the consolidated income statement in the accounting period in which they are incurred.

Operating lease charges. Where the Group has the use of assets held under operating leases, payments made under the leases are charged to the consolidated income statement in equal installments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognized in the consolidated income statement as an integral part of the aggregate net lease payments made. Contingent rentals are charged to the consolidated income statement in the accounting period in which they are incurred.

Sale and leaseback transactions. Gains or losses on equipment sale and leaseback transactions which result in capital leases are deferred and amortized over the terms of the related leases. Gains or losses on equipment sale and leaseback transactions which result in operating leases are recognized immediately if the transactions are established at fair value. Any loss on the sale perceived to be a real economic loss is recognized immediately. However, if a loss is compensated for by future rentals at a below-market price, then the artificial loss is deferred and amortized over the period that the equipment is expected to be used. If the sale price is above fair value, then any gain is deferred and amortized over the useful life of the assets.

Lease Prepayments

Lease prepayments represent the costs of land use rights in the PRC. Land use rights are carried at cost and charged to expense on a straight-line basis over the respective periods of rights of 30 years. The non-current portion and current portion of lease prepayments have been reported in Lease Prepayments, Prepayments and Other Receivables in the balance sheets, respectively.

9

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Goodwill

Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. Goodwill is not amortized but is tested for impairment annually, or when circumstances indicate a possible impairment may exist. Impairment testing is performed at a reporting unit level. An impairment loss generally would be recognized when the carrying amount of the reporting unit exceeds the fair value of the reporting unit, with the fair value of the reporting unit determined using a discounted cash flow (“DCF”) analysis. A number of significant assumptions and estimates are involved in the application of the DCF analysis to forecast operating cash flows, including the discount rate, the internal rate of return, and projections of realizations and costs to produce. Management considers historical experience and all available information at the time the fair values of its reporting units are estimated. Goodwill was determined to be fully impaired during the year ended December 31, 2012.

Impairment of Long-lived Assets

The Company recognizes an impairment loss when circumstances indicate that the carrying value of long-lived assets with finite lives may not be recoverable. Management’s policy in determining whether an impairment indicator exists, a triggering event, comprises measurable operating performance criteria at an asset group level as well as qualitative measures. If an analysis is necessitated by the occurrence of a triggering event, the Company uses assumptions, which are predominately identified from the Company’s strategic long-range plans, in determining the impairment amount. In the calculation of the fair value of long-lived assets, the Company compares the carrying amount of the asset group with the estimated future cash flows expected to result from the use of the assets. If the carrying amount of the asset group exceeds the estimated expected undiscounted future cash flows, the Company measures the amount of the impairment by comparing the carrying amount of the asset group with their estimated fair value. We estimate the fair value of assets based on market prices (i.e., the amount for which the asset could be bought by or sold to a third party), when available. When market prices are not available, we estimate the fair value of the asset group using discounted expected future cash flows at the Company’s weighted-average cost of capital. Management believes its policy is reasonable and is consistently applied. Future expected cash flows are based upon estimates that, if not achieved, may result in significantly different results.

Revenue Recognition

Sales of plastic films are reported, net of value added taxes (“VAT”), sales returns, and trade discounts. The standard terms and conditions under which the Company generally delivers allow a customer the right to return product for refund only if the product does not conform to product specifications; the non-conforming product is identified by the customer; and the customer rejects the non-conforming product and notifies the Company within 30 days of receipt for both PRC and overseas customers. The Company recognizes revenue when products are delivered and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable.

In the PRC, VAT of 17% on the invoice amount is collected in respect to the sales of goods on behalf of tax authorities. The VAT collected is not revenue of the Company; instead, the amount is recorded as a liability on the consolidated balance sheet until such VAT is paid to the authorities.

10

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Earnings Per Share

Basic earnings per share is computed by dividing net earnings by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is calculated by dividing net earnings by the weighted average number of ordinary and dilutive potential ordinary shares outstanding during the year. Diluted potential ordinary shares consist of shares issuable pursuant to the Company’s stock option plan.

Share-Based Payments

The Company accounts for share based payments under the modified-prospective transition method, which requires companies to measure and recognize the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value.

Non-controlling interest

Non-controlling interest represents the portion of equity that is not attributable to the Company. The net income (loss) attributable to non-controlling interests are separately presented in the accompanying statements of income and other comprehensive income. Losses attributable to non-controlling interests in a subsidiary may exceed the interest in the subsidiary’s equity. The related non-controlling interest continues to be attributed its share of losses even if that attribution results in a deficit of the non-controlling interest balance.

Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, including among others, product liability. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including past history and the specifics of each matter.

Reclassification

For comparative purposes, the prior year’s consolidated financial statements have been reclassified to conform to reporting classifications of the current year periods. These reclassifications had no effect on net loss or total net cash flows as previously reported.

11

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Going Concern Matters

The accompanying condensed consolidated financial statements have been prepared in conformity with generally accepted accounting principles which contemplate continuation of the company as a going concern. However, as of June 30, 2016 and 2015, the Company had a working capital deficiency of RMB158,474 (US$23,845) and RMB144,423 and accumulated deficit of RMB22,252 (US$3,348) and RMB29,648 from net losses incurred during the first half year of 2016 and 2015. Confronted with the fierce competition in the BOPET industry in China, the Company may still witness losses over the next twelve months. The ability of the Company to operate as a going concern depends upon its ability to obtain loans from financial institutions and a related party and/or generate positive cash flow from operations. The Company accordingly has obtained loans from financial institutions and a related party to meet the need of working capital for our operation or debts. At the same time, the Company will continue implementing strict cost reductions on both manufacturing costs and operating expenses to improve profit margins. The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

Recently Issued Accounting Standards

Revenue Recognition

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers: Topic 606 (ASU 2014-09), to supersede nearly all existing revenue recognition guidance under U.S. GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. ASU 2014-09 defines a five step process to achieve this core principle and, in doing so, it is possible more judgment and estimates may be required within the revenue recognition process than are required under existing U.S. GAAP, including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. ASU 2014-09 is effective for us in our first quarter of fiscal 2018 using either of two methods: (i) retrospective to each prior reporting period presented with the option to elect certain practical expedients as defined within ASU 2014-09; or (ii) retrospective with the cumulative effect of initially applying ASU 2014-09 recognized at the date of initial application and providing certain additional disclosures as defined per ASU 2014-09. The adoption of this ASU is not expected to have a material impact on the Company's consolidated financial statements.

Liabilities

In February 2015, FASB issued ASU No. 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis. The new consolidation standard changes the way reporting enterprises evaluate whether (a) they should consolidate limited partnerships and similar entities, (b) fees paid to a decision maker or service provider are variable interests in a VIE, and (c) variable interests in a VIE held by related parties of the reporting enterprise require the reporting enterprise to consolidate the VIE. The guidance is effective for public business entities for annual and interim periods in fiscal years beginning after December 15, 2015. Early adoption is allowed, including early adoption in an interim period. A reporting entity may apply a modified retrospective approach by recording a cumulative-effect adjustment to equity as of the beginning of the fiscal year of adoption or may apply the amendments retrospectively. The Company is currently assessing the impact of the adoption of this guidance on the consolidated financial statements.

12

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Financial Instrument

In January 2016, the FASB issued ASU No. 2016-01, “Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities” (“ASU 2016-01”). The standard addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. ASU 2016-01 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017, and early adoption is not permitted. Accordingly, the standard is effective for us on September 1, 2018. The Company is currently evaluating the impact that the standard will have on the Company’s consolidated financial statements.

Leases

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-2”), which provides guidance on lease amendments to the FASB Accounting Standard Codification. This ASU will be effective for us beginning in May 1, 2019. The Company is currently in the process of evaluating the impact of the adoption of ASU 2016-2 on the Company consolidated financial statements.

Stock-based Compensation

In March 2016, the FASB issued ASU 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting (ASU 2016-09). ASU 2016-09 changes how companies account for certain aspects of stock-based awards to employees, including the accounting for income taxes, forfeitures, and statutory tax withholding requirements, as well as classification in the statement of cash flows. ASU 2016-09 is effective for us in the first quarter of 2018, and earlier adoption is permitted. We are still evaluating the effect that this guidance will have on our consolidated financial statements and related disclosures.

Financial Instruments - Credit Losses

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): The amendments in this Update require a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The amendments broaden the information that an entity must consider in developing its expected credit loss estimate for assets measured either collectively or individually. The use of forecasted information incorporates more timely information in the estimate of expected credit loss, which will be more decision useful to users of the financial statements. ASU 2016-13 is effective for the Company for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is allowed as of the fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company is still evaluating the effect that this guidance will have on the Company’s consolidated financial statements and related disclosures.

Other pronouncements issued by the FASB or other authoritative accounting standards group with future effective dates are either not applicable or not significant to the consolidated financial statements of the Company.

13

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

NOTE 3 - ACCOUNTS AND BILLS RECEIVABLES

Accounts and bills receivables consisted of the following:

	June 30, 2016		December 31, 2015
	RMB	US$	RMB
Accounts receivable	21,742	3,272	7,861
Less: Allowance for doubtful accounts	(2,944)	(443)	(747)
	18,798	2,829	7,114
Bills receivable	2,127	320	2,932
	20,925	3,149	10,046

The Group has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount. These receivables are due within 7 to 90 days from the date of billing. Generally, the Group does not obtain collateral from customers. Bills receivable are banker’s acceptance bills, which are guaranteed by the bank.

NOTE 4 - INVENTORIES

Inventories consisted of the following:

	June 30, 2016		December 31, 2015
	RMB	US$	RMB
Raw materials	14,689	2,211	16,819
Work-in-progress	1,937	291	1,667
Finished goods	15,472	2,328	15,483
Consumables and spare parts	612	92	611
Inventory-reserve	(4,780)	(719)	(5,006)
	27,930	4,203	29,574

NOTE 5 - PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consisted of the following:

	June 30, 2016		December 31, 2015
	RMB	US$	RMB
Buildings	68,261	10,271	68,261
Plant and equipment	790,365	118,925	774,546
Computer equipment	2,495	375	2,449
Furniture and fixtures	14,452	2,175	13,730
Motor vehicles	2,093	315	2,094
	877,666	132,061	861,080
Less: accumulated depreciation	(446,460)	(67,178)	(422,840)
Less: impairment of plant and equipment	(7,219)	(1,086)	(7,219)
	423,987	63,797	431,021

14

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Total depreciation for the six-month periods ended June 30, 2016 and 2015 was RMB21,364 (US$3,215) and RMB23,076, respectively. For the three-month periods ended June 30, 2016 and 2015, total depreciation was RMB10,696 (US$1,561) and RMB11,188, respectively.

NOTE 6 - CONSTRUCTION IN PROGRESS

Construction-in-progress represents capital expenditure in respect to the BOPET production line. Construction in progress was RMB3,196 (US$481) ended June 30, 2016, and RMB1,700 ended December 31, 2015, respectively.

NOTE 7 - LEASE PREPAYMENTS

Lease prepayments represent the costs of land use rights in the PRC. Land use rights are carried at cost and charged to expense on a straight-line basis over the respective periods of rights of 30 years. The current portion of lease prepayments has been included in prepayments and other receivables in the balance sheet.

Lease prepayments consisted of the following:

	June 30, 2016		December 31, 2015
	RMB	US$	RMB
Lease prepayment - non current	17,620	2,651	17,882
Lease prepayment - current	524	79	524
	18,144	2,730	18,406

Amortization of land use rights for the six months ended June 30, 2016 and 2015 was RMB261 (US$39) and RMB262, respectively. Amortization of land use rights for the three months ended June 30, 2016 and 2015 was RMB130 (US$19) and RMB130, respectively.

Estimated amortization expenses for the next five years after June 30, 2016 are as follows:

	RMB	US$
1 year after	524	79
2 years after	524	79
3 years after	524	79
4 years after	524	79
5 years after	524	79
Thereafter	15,524	2,335

As of June 30, 2016, the amount of RMB524 (US$84) will be charged into amortization expenses within one year, and is classified as current asset under the separate line item captioned as Prepayments and Other Receivables on balance sheets.

15

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

NOTE 8 – OTHER ASSETS

Other assets represent loss on sale-leaseback arrangement with International Far Eastern Leasing Co., Ltd. The loss is treated as compensation for the future rentals paid by Shandong Fuwei at a below-market price. The artificial loss should be deferred and amortized in proportion to the amortization of the related leased assets. As of February 2016, the Company has fulfilled all the obligations under the sale-leaseback arrangement and related additional supplemental agreements between the Company and International Far Eastern Leasing Co., Ltd. As a result, International Far Eastern Leasing Co., Ltd. has transferred the ownership of objects under the sale-leaseback arrangement to the Company. The balance of deferred loss should be reversed based on the facts. As of June 30, 2016 and December 31, 2015, the total amount of the other assets was zero and RMB11,607, respectively.

NOTE 9 - LONG-TERM LOAN

Long-term loan consisted of the following:

	Interest rate per	June 30, 2016		December 31, 2015
Lender	annum	RMB	US$	RMB
BANK LOANS
Weifang Dongfang State-owned Assets Management Co., Ltd.
- October 19, 2009 to October 18, 2017	4.41%	4,975	749	6,650
		4,975	749	6,650
Less: long-term loan, current portion		(3,350)	(504)	(3,350)
Long-term Loan		1,625	245	3,300

On November 20, 2009, the Company signed a long-term loan agreement in the amount of RMB10,000 (US$1,613) with Weifang Dongfang State-owned Assets Management Co., Ltd., with an eight-year loan term, which became effective on October 19, 2009 and will expire on October 18, 2017. From 2015 to 2016, the Company will make principal installment payments of RMB3,350 (US$504) per year with the remaining principal balance of RMB3,300 (US$497) due in 2017. The annual interest rate for the loan is the benchmark interest rate for over five-year loans announced by the People’s Bank of China reduced by 10% and the applicable annual interest rate for the period ended June 30, 2016 is 4.41%. The loan is guaranteed by Shandong Deqin Investment& Guarantee Co., Ltd. and is used for the Company's projects.

Long-term bank loans maturity for the next two years after June 30, 2016 are as follows:

	RMB	US$
1 year after	3,350	504
2 years after	1,625	245

16

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

NOTE 10 - RELATED PARTY TRANSACTIONS

Due to related parties

In April 2014, the Company obtained a loan for a total amount of RMB105,000 from Shandong SNTON Optical Materials Technology Co., Ltd. (the “Shandong SNTON”) to pay off certain short-term loans due to Bank of Communications Co., Ltd. The interest shall be calculated at the benchmark rate, plus an additional 20% of the said benchmark rate, for the loan of the same term announced by the People’s Bank of China. The interest must be paid quarterly and settled in full at the end of the year. As of December 31, 2014, the principle of this loan and the interest have not been paid. In March 2015, the Company entered into a supplemental agreement with Shandong SNTON pursuant to which the parties agreed that the Company will pay off the principle of this loan plus interest upon availability of new loans from banks or other financial institutions.

As of June 30, 2016, the principle of this loan from Shandong SNTON was RMB104,708 and the interest was RMB14,571.

In May 2014, the Company borrowed RMB15,000 from Shandong SNTON Group Co., Ltd. (the “SNTON Group”) solely to purchase raw materials. The interest shall be calculated at the benchmark rate, plus an additional 20% of the said benchmark rate, for the loan of the same term announced by the People’s Bank of China. The interest shall be paid quarterly and settled in full at the end of the year. The Company has agreed to repay this loan prior to December 31, 2014. As of December 31, 2014, the principle of this loan and the interest have not been paid. In March 2015, the Company entered into a supplemental agreement with SNTON Group pursuant to which that we agreed to pay off the principle of this loan plus interest upon availability of new loans from banks or other financial institutions.

In May 2015, SNTON Group provided the Company with a loan for the amount of RMB10,000.

As of June 30, 2016, the total principle of loans from SNTON Group was RMB25,000 and the interest payable was RMB1,968.

As of June 30, 2016, the total balance of principle of loans from related party was RMB129,708 and the interest payable was RMB16,539.

NOTE 11 - NOTES PAYABLE

As of June 30, 2016 and December 31, 2015, Shandong Fuwei held banker’s acceptances opened in a maturity span from three to six months totaling RMB97,230 (US$14,630) and RMB85,780 for payment in connection with raw materials on a total deposit of RMB52,234 (US$7,860) at SPD Bank.

NOTE 12 – OBLIGATIONS UNDER CAPITAL LEASES

The Group has commitments under capital lease agreements as for a part of new third production line and associated equipment. The leases have terms of 3 years expiring by the end of February 2016. The obligation under capital leases as of June 30, 2016 and December 31, 2015 was zero and RMB302, respectively. The future payments under these capital leases are as follows:

17

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

	June 30, 2016						December 31, 2015
	RMB	US$	RMB	US$	RMB	US$	RMB	RMB	RMB
	Present value of the minimum lease payments		Total minimum lease payments		Interest		Present value of the minimum lease payments	Total minimum lease payments	Interest

Within 1 year	-	-	-	-	-	-	302	304	2
After 1 year but within 2 years	-	-	-	-	-	-	-	-	-
After 2 years but within 3 years	-	-	-	-	-	-	-	-	-
After 3 years	-	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	302	304	2

Less: balance due within one year classified as current liabilities	-	-					(302)
	-	-					-

Details of obligations under capital leases are as follows:

	June 30, 2016	December 31,2015
	RMB	RMB

RMB denominated obligations
Fixed interest rate of 6.49% per annum	-	302

	-	302

Guarantee deposit of RMB800 (US$129) over the capital leased assets concerned and relevant insurance policies were provided to the lessor as collateral and security. In addition, as is customary in the case of capital leases, the Group’s obligations are guaranteed by Weifang State-Owned Assets Operation Administration Company, Beijing Shiweitong Technology Development Co., Ltd., Fuwei Films (Holdings) Co., Ltd., and Fuwei Films (BVI) Co., Ltd. In August 2014, Shandong SNTON Group Co., Ltd. accepted the responsibility of guarantee for the Group's obligation from Beijing Shiweitong Technology Development Co., Ltd. As of February 2016, the obligations under related agreements have been fulfilled, and the related guarantee contracts mentioned above terminated as well.

NOTE 13 - INCOME TAX

Income tax benefit was RMB482 (US$72) and income tax expense was RMB1,044 for the six months ended June 30, 2016 and 2015, respectively.

18

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Income tax benefit was RMB64 (US$10) and income tax expense RMB8 for the three months ended June 30, 2016 and 2015, respectively.

NOTE 14 - LOSS PER SHARE

Basic and diluted net loss per share was RMB1.70 (US$0.26) and RMB2.27 for the six months period ended June 30, 2016 and 2015.

Basic and diluted net loss per share was RMB0.78 (US$0.12) and RMB1.12 for the three months period ended June 30, 2016 and 2015, respectively.

NOTE 15 - MAJOR CUSTOMERS AND VENDORS

There were no major customers who accounted for more than 10% of the total net revenue for the six-month periods ended June 30, 2016 and 2015.

One vendor provided approximately 64.3% and 59.4% of the Company’s purchases of raw materials, supplies and equipment for the six months ended June 30, 2016 and 2015, respectively. The Company had a RMB3,664 (US$551) advance to that vendor as of June 30, 2016. Another vendor provided approximately 13.1% and 13.3% of the Company’s purchases of raw materials, supplies and equipment for the six months ended June 30, 2016 and 2015.

19

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

References to "dollars" and "US$" are to United States Dollars. References to "we", "us", the "Company" or "Fuwei Films" include Fuwei Films (Holdings) Co., Ltd. and its subsidiaries, except where the context requires otherwise.

In the second quarter of 2016, we continued to be adversely affected by enhanced competition and increased supply over demand in China’s BOPET market. In addition, fierce competition from overseas as well as anti-dumping measures taken by the United States of America and South Korea caused orders from international markets to decrease.

We believe that in the coming quarters of 2016, there will be growing capacity of BOPET films in China and stronger competition in the market. Our ability to retain effective control over the pricing of our products on a timely basis is limited due to the enhanced competition in the BOPET market.

On August 14, 2013, the Company announced that it had received the first notice from the its controlling shareholder, the Weifang State-owned Assets Operation Administration Company, a wholly-owned subsidiary of Weifang State-owned Asset Management and Supervision Committee (collectively, the “Administration Company”) indicating that the Administration Company had determined to place control over 6,912,503 (or 52.9%) of its outstanding ordinary shares up for sale at a public auction to be held in China. Four public auctions were held in Jinan, Shandong Province, China. The Company learned that they failed due to a lack of bidders registered for the auction. On March 25, 2014, the fifth public auction was held in Jinan, Shandong Province, China .The beneficial ownership of 6,912,503 ordinary shares of the Company previously owned by the Administration Company through Apex Glory Holdings Limited, a British Virgin Islands corporation, was bid by Shandong SNTON Optical Materials Technology Co., Ltd (“Shandong SNTON”) through the public auction. Shandong SNTON got 6,912,503 (or 52.9%) of the Company’s outstanding ordinary shares at a price of RMB101, 800,000 (approximately US$16,572,787) or approximately US$2.40 per ordinary share.

On May 12, 2014, the Company announced that it had learned that the successful bidder, Shandong SNTON in the fifth public auction of 6,912,503 (or 52.9%) of the Company’s outstanding ordinary shares (the “Shares”) held on March 25, 2014, was entrusted by Hongkong Ruishang International Trade Co., Ltd., a Hong Kong corporation, (“Hongkong Ruishang”) to handle all the formalities and procedure in connection with the public auction. As a result of the entrusted arrangement, the Company believes Hongkong Ruishang is the party controlling the Shares acquired in the fifth public auction. According to publicly available information in the People’s Republic of China, Shandong SNTON is a wholly owned subsidiary of Shandong SNTON Group Co., Ltd. (the “SNTON Group”). Mr. Xiusheng Wang, the chairman of the Board of Directors of Shandong SNTON Group Co., Ltd., is also Hongkong Ruishang’s chairman.

On May 14, 2014, the Company announced that it received a notification from Shandong Fuhua Investment Company Limited. (“Shandong Fuhua”) with respect to an entire ownership transfer of the Company’s 12.55% outstanding ordinary shares from the Administration Company to Shandong Fuhua. The Administration Company originally held these shares indirectly through an intermediate holding company, Easebright Investments Limited (“Easebright”). As a result of this transfer, Shandong Fuhua indirectly owns 12.55% outstanding ordinary shares of the Company through Easebright. Mr. Jingang Yang has been appointed as the director of Easebright.

20

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of operations for the six-month periods ended June 30, 2016 compared to June 30, 2015

The table below sets forth certain line items from our Statement of Operations and Comprehensive Income as a percentage of revenue:

	Six-Month Period Ended	Six-Month Period Ended
	June 30, 2016	June 30, 2015
	(as % of Revenue)
Gross profit	9.2	(6.3)
Operating expenses	(24.3)	(18.3)
Operating income (loss)	(15.0)	(24.6)
Other income (expense)	(3.7)	0.7
Provision for income taxes	0.4	(0.87)
Net income (loss)	(18.3)	(24.8)

Revenue

Our revenue is primarily derived from the manufacture and sale of plastic films.

Net sales during the six-month period ended June 30, 2016 were RMB121.5 million (US$18.3 million), compared to RMB119.5 million in the same period in 2015, representing an increase of RMB2.0 million or 1.7%, mainly due to the increased sales volume.

In the six-month period ended June 30, 2016, sales of specialty films were RMB45.3 million (US$6.8 million) or 37.3% of our total revenues as compared to RMB36.3 million or 30.4% in the same period of 2015, which was an increase of RMB9.0 million, or 24.8% as compared to the same period in 2015. The reduction in average sales price caused a decrease of RMB2.0 million and the increase in the sales volume caused an increase of RMB11.0 million.

The following is a breakdown of commodity and specialty film sales (amounts in thousands):

	Six-Month Period Ended June 30, 2016		% of Total	Six-Month Period Ended June 30, 2015	% of Total
	RMB	US$		RMB
Stamping and transfer film	43,721	6,577	36.0%	46,306	38.8%
Printing film	9,058	1,363	7.5%	15,166	12.7%
Metallization film	3,646	549	3.0%	3,365	2.8%
Specialty film	45,284	6,814	37.3%	36,332	30.4%
Base film for other application	19,754	2,973	16.3%	18,316	15.3%

	121,463	18,276	100.0%	119,485	100.0%

Overseas sales during the six months ended June 30, 2016 were RMB23.7 million or US$3.6 million, or 19.5% of total revenues, compared with RMB28.2 million or 23.6% of total revenues in the same period in 2015. This was RMB4.5 million lower than the same period in 2015. The decrease in average sales price caused a decrease of RMB2.1 million and the decrease in sales volume resulted in a decrease of RMB2.4 million.

21

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a breakdown of PRC domestic and overseas sales (amounts in thousands):

	Six-Month Period Ended June 30, 2016		% of Total	Six-Month Period Ended June 30, 2015	% of Total
	RMB	US$		RMB
Sales in China	97,738	14,706	80.5%	91,285	76.4%
Sales in other countries	23,725	3,570	19.5%	28,200	23.6%

	121,463	18,276	100.0%	119,485	100.0%

Cost of Goods Sold

Our cost of goods sold comprises mainly of material costs, factory overhead, power, packaging materials and direct labor. The breakdown of our cost of goods sold in percentage is as follows:

	Six-Month Period Ended June 30, 2016	Six-Month Period Ended June 30, 2015
	% of total	% of total
Materials costs	68.0%	65.1%
Factory overhead	9.8%	16.0%
Energy expense	12.5%	11.3%
Packaging materials	4.6%	3.4%
Direct labor	5.1%	4.2%

Cost of goods sold during the first six months of 2016 totaled RMB110.2 million (US$16.6 million) as compared to RMB127.0 million in the same period of 2015. This was RMB16.8 million or 13.2% lower than the same period in 2015, mainly due to the improvement of production efficiency and the decrease in unit cost largely caused by the price reduction of main raw materials.

Gross Loss

Our gross margin was RMB11.2 million (US$1.7 million) for the first six months ended June 30, 2016, representing a gross margin rate of 9.2%, as compared to a gross loss rate of 6.3% for the same period in 2015. Correspondingly, gross margin rate increased by 15.5 percentage points. Our average product sales prices decreased by 4.2% compared to the same period last year while the average cost of goods sold decreased by 18.2% compared to the same period last year. Consequently, the amount of decrease in cost of goods sold was larger than that in sales revenue during the six months ended June 30, 2016 compared with the same period in 2015, which resulted in an increase in our gross margin.

Operating Expenses

Operating expenses for the six months ended June 30, 2016 were RMB29.5 million (US$4.4 million), compared to RMB21.8 million in the same period in 2015, which was RMB7.7 million or 35.3% higher than the same period in 2015. This increase is mainly due to depreciation charged to general and administrative expenses in the accounting period in which they are incurred as a result of lack of manufacturing from the third production line since April 2015 and increased allowance for doubtful accounts receivable.

22

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Other Expense

Total other expense is a combination result of interest income, interest expense and others income (expense). Total other expense during the first half of 2016 was RMB4.5 million (US$0.7 million) while total other income was RMB0.8 million for the same period during last year. This is mainly attributed to the previously recognized impairment losses relating to the long-term deposit reversed as a result of the refund of total long-term deposit received in the first half of 2015, offset by the higher interest charges in the 2015 period due to capital lease obligations.

Income Tax Benefit (Expense)

The income tax benefit was RMB0.5 million (US$0.1 million) during the six months ended June 30, 2016, compared to income tax expense of RMB1.0 million during the same period in 2015. This increase of the income tax expense was due to changes in deferred tax for the six months ended June 30, 2016.

Net Loss

Net loss attributable to the Company during the first half of 2016 was RMB22.3 million (US$3.3 million) compared to net loss attributable to the Company of RMB29.6 million during the same period in 2015, representing a decrease of RMB7.3 million from the same period in 2015 due to the factors described above.

Results of operations for the three-month periods ended June 30, 2016 compared to June 30, 2015

The table below sets forth certain line items from our Statement of Income as a percentage of revenue:

	Three-Month Period Ended	Three-Month Period Ended
	June 30, 2016	June 30, 2015
	(as % of Revenue)
Gross profit	9.5	0.4
Operating expenses	(24.4)	(19.5)
Operating income (loss)	(14.9)	(19.1)
Other income (expense)	(2.4)	(2.8)
Provision for income taxes	0.1	(0.01)
Net income (loss)	(17.2)	(22.0)

Revenue

Net sales during the second quarter ended June 30, 2016 were RMB59.3 million (US$8.9 million), compared to RMB66.7 million during the same period in 2015, representing a decrease of RMB7.4 million or 11.1%, mainly due to the reduction of average sales price by 5.9% and the decrease of sales volume by 5.5% arising from stronger competition in China. The reduction of average sales price caused a decrease of RMB3.7 million and the sales volume decrease caused a decrease of RMB3.7 million.

In the second quarter of 2016, sales of specialty films were RMB23.5 million (US$3.5 million) or 39.7% of our total revenues as compared to RMB21.3 million or 31.9% in the same period of 2015, which was an increase of RMB2.2 million, or 10.3% as compared to the same period in 2015. The reduction of average sales price caused a decrease of RMB0.7 million and the increase in the sales volume caused an increase of RMB2.9 million. The increase was largely attributable to the increase in sales volume.

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a breakdown of commodity and specialty film sales (amounts in thousands):

	Three-Month Period Ended June 30, 2016		% of Total	Three-Month Period Ended June 30, 2015	% of Total
	RMB	US$		RMB
Stamping and transfer film	19,936	2,999	33.6%	25,465	38.2%
Printing film	6,649	1,000	11.2%	7,942	11.9%
Metallization film	2,852	429	4.8%	1,680	2.5%
Specialty film	23,525	3,540	39.7%	21,289	31.9%
Base film for other application	6,353	957	10.7%	10,333	15.5%

	59,316	8,925	100.0%	66,709	100.0%

Overseas sales were RMB11.2 million or US$1.7 million, or 18.9% of total revenues, compared with RMB15.1 million or 22.7% of total revenues in the second quarter of 2015. The decrease of average sales price caused a decrease of RMB1.4 million and the decrease in sales volume resulted in a decrease of RMB2.5 million.

The following is a breakdown of PRC domestic and overseas sales (amounts in thousands):

	Three-Month Period Ended June 30, 2016		% of Total	Three-Month Period Ended June 30, 2015	% of Total
	RMB	US$		RMB
Sales in China	48,106	7,238	81.1%	51,589	77.3%
Sales in other countries	11,210	1,687	18.9%	15,120	22.7%

	59,316	8,925	100.0%	66,709	100.0%

Cost of Goods Sold

Our cost of goods sold comprises mainly of material costs, factory overhead, power, packaging materials and direct labor. The breakdown of our cost of goods sold in percentage is as follows:

	Three-Month Period Ended June 30, 2016	Three-Month Period Ended June 30, 2015
	% of total	% of total
Materials costs	69.8%	70.5%
Factory overhead	9.0%	11.2%
Energy expense	11.8%	10.7%
Packaging materials	4.7%	3.5%
Direct labor	4.7%	4.1%

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cost of goods sold during the second quarter of 2016 totaled RMB53.7 million (US$8.1 million) as compared to RMB66.4 million in the same period of 2015. This was RMB12.7 million or 19.1% lower than the same period in 2015. The decrease in unit cost of goods sold caused a decrease of RMB9.1 million and the decrease in sales volume caused a decrease of RMB3.6 million.

Gross Loss

Our gross profit was RMB5.6 million (US$0.8 million) for the second quarter ended June 30, 2016, representing a gross profit rate of 9.5%, as compared to a gross profit rate of 0.4% for the same period in 2015. Correspondingly, gross profit rate increased by 9.1 percentage point compared to the same period in 2015. Our average product sales prices decreased by 5.9% compared to the same period last year while the average cost of goods sold decreased by 14.4% compared to the same period last year. Consequently, the amount of decrease in cost of goods sold was larger than that in sales revenue during the second quarter ended June 30, 2016 compared with the same period in 2015, which resulted in an increase in our gross profit.

Operating Expenses

Operating expenses for the second quarter ended June 30, 2016 were RMB14.5 million (US$2.2 million), as compared to RMB13.0 million for the same period in 2015, which was RMB1.5 million, or 11.5% higher than the same period in 2015. This increase was mainly due to depreciation charged to general and administrative expenses in the accounting period in which they are incurred as a result of lack of manufacturing from the third production line since April 2015 and increased allowance for the doubtful accounts receivable.

Other Income (Expense)

Total other expense is a combination result of interest income, interest expense and others income (expense). Total other expense during the second quarter ended June 30, 2016 was RMB1.4 million (US$0.2 million), RMB0.5 million lower than the same period in 2015, which mainly attributed to decreased interest expense and bank discount expense.

Income Tax Benefit (Expense)

The income tax benefit was RMB0.06 million (US$0.01 million) during the second quarter ended June 30, 2016, compared to income tax expense of RMB0.0008 million during the same period in 2015. This decrease of the income tax expense was due to changes in deferred tax for the second quarter ended June 30, 2016.

Net Loss

Net loss attributable to the Company during the second quarter ended June 30, 2016 was RMB10.2 million (US$1.5 million) compared to net loss attributable to the Company of RMB14.7 million during the same period in 2015, representing a decrease of RMB4.5 million for the same period in 2015.

Liquidity and Capital Resources

Our capital expenditures have been primarily from cash generated from our operations and borrowings from related parties, financial institutions, including through sale-leaseback transactions. The interest rates of borrowings from financial institutions during the period from the second quarter of 2015 to the second quarter of 2016 ranged from 4.41% to 7.20%.

25

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

On December 21, 2012, Shandong Fuwei signed a sale-leaseback contract with International Far Eastern Leasing Co., Ltd. (“Far Eastern Leasing”). Far Eastern Leasing purchased certain equipment included in the third production line, and simultaneously leased them back to Shandong Fuwei. Shandong Fuwei will pay rent totaling RMB21.94 million (including interest) to Far Eastern Leasing over the three years ended December 26, 2015. In March 2013, Shandong Fuwei signed another sale-leaseback contract with Far Eastern Leasing, pursuant to which it has agreed to pay total rent of RMB5.48 million (including interest) to Far Eastern Leasing over the three years ended April 9, 2016. The financed equipment mentioned above is covered by an insurance policy, the premium of which will be paid by Shandong Fuwei. The contract was guaranteed by the following entities: Weifang State-owned Assets Operation Administration Company, Fuwei Films (Holdings) Co., Ltd, Fuwei (BVI) Co., Ltd., and Beijing Shiweitong Science and Technology Co., Ltd. In August 2014, Shandong SNTON Group Co., Ltd. accepted the responsibility of guarantee for the Group's obligation from Beijing Shiweitong Technology Development Co., Ltd. As of February 2016, the Company has fulfilled all the obligations under the sale-leaseback arrangement and related additional supplemental agreements between the Company and International Far Eastern Leasing Co., Ltd.

On November 20, 2009, we signed a long-term loan agreement of RMB10.0 million (US$1.613 million) with Weifang Dongfang State-owned Assets Management Co., Ltd., with an eight-year loan term, which became effective on October 19, 2009 and will expire on October 18, 2017. From 2015 to 2016, we will make principal installment payments of RMB3.35 million (US$0.504 million) per year with the remaining principal balance of RMB3.30 million (US$0.497 million) due in 2017. The annual interest rate for the loan is the benchmark interest rate for over five-year loans announced by the People’s Bank of China reduced by 10% and the applicable annual interest rate for the period ended June 30, 2016 is 4.41%. The loan is guaranteed by Shandong Deqin Investment& Guarantee Co., Ltd. and is used for our projects.

In April 2014, we obtained a loan for a total amount of RMB105million from Shandong SNTON Optical Materials Technology Co., Ltd. (the “Shandong SNTON”) to pay off certain short-term loans due to Bank of Communications Co., Ltd. The interest shall be calculated at the benchmark rate, plus an additional 20% of the said benchmark rate, for the loan of the same term announced by the People’s Bank of China. The interest must be paid quarterly and settled in full at the end of the year. As of December 31, 2014, the principle of this loan and the interest have not been paid. In March 2015, the Company entered into a supplemental agreement with Shandong SNTON pursuant to which the parties agreed that the Company will pay off the principle of this loan plus interest upon availability of new loans from banks or other financial institutions.

As of June 30, 2016, the principle of this loan was RMB104.71 million and the interest was RMB14.57 million.

In May 2014, the Company borrowed RMB15.0 million from Shandong SNTON Group Co., Ltd. (the “SNTON Group”) solely to purchase raw materials. The interest shall be calculated at the benchmark rate, plus an additional 20% of the said benchmark rate, for the loan of the same term announced by the People’s Bank of China. The interest shall be paid quarterly and settled in full at the end of the year. The Company has agreed to repay this loan prior to December 31, 2014. As of December 31, 2014, the principle of this loan and the interest have not been paid. In March 2015, the Company entered into a supplemental agreement with SNTON Group pursuant to which that the Company agreed to pay off the principle of this loan plus interest upon availability of new loans from banks or other financial institutions.

In May 2015, SNTON Group provided the Company with a fourth loan for the amount of RMB10.0 million.

As of June 30, 2016, the total principle of loans from SNTON Group was RMB25.0 million and the interest payable was RMB1.97 million.

26

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

As of June 30, 2016, the total principle of loans from related party was RMB129.71 million and the interest payable was RMB16.54 million.

We believe that, after taking into consideration our present and potential future loans from related parties and banking facilities, existing cash and the expected cash flows to be generated from our operations, we will have adequate sources of liquidity to meet our short-term obligations and our working capital requirements.

Operating Activities

Net cash used in operating activities for the six months ended June 30, 2016 was RMB4.7 million (US$0.7 million) compared to net cash used in operating activities of RMB17.4 million for the six months ended June 30, 2015. This decrease in cash flows used in operating activities was primarily attributable to the decrease in loss for the current period.

Investing Activities

Net cash flows used in investing activities for the six months ended June 30, 2016 was RMB13.8 million (US$2.1 million) compared to net cash flows provided by investing activities of RMB25.5 million for the six months ended June 30, 2015. This decrease in cash flows provided by investing activities was primarily attributable to the receipt of long-term deposit.

Financing Activities

Net cash flows provided by financing activities for the six months ended June 30, 2016 was RMB12.6 million (US$1.9 million) compared to net cash flows used in financing activities of RMB6.2 million for the six months ended June 30, 2015, which is an increase in cash flows provided by financing activities of RMB18.8 million (US$2.8 million). This increase in cash flows provided by financing activities was primarily attributable to increased notes payable.

Working Capital

As of June 30, 2016 and December 31, 2015, we had a working capital deficit of RMB158.5 million (US$23.8 million) and RMB151.6 million, respectively. Working capital deficit increased by RMB6.9 million (US$1.0 million), or 4.6% compared to the amount as of December 31, 2015. Our main current liability was a loan from related party.

Contractual Obligations

The following table is a summary of our contractual obligations as of June 30, 2016 (in thousands RMB):

	Payments due by period
		Less than	1-3	3-5	More than
Contractual obligations	Total	1 year	years	years	5 years

Rental obligations	319	277	42	-	-
Purchase commitment	2,354	2,354	-	-	-

Total	2,673	2,631	42	-	-

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Third Production Line Update

The third production line started its trial operation at the end of January 2013. Our third production line manufactures high-performance electric insulation film, base film for solar backsheet and TFT-LCD optical film with an annual design capacity of 23,000 metric tons and thickness between 38 and 250µm. It officially started its operation in September 2013. A sample diffusion film (a type of TFT-LCD optical film) was preliminarily accepted by four customers after being delivered to them for testing. We supplied small batches of products according to one of the four customer’s purchase order. In addition, a sample base film for solar backsheets was delivered to a customer for initial testing and we received an initial feedback from this customer and are adjusting the formulas accordingly. The third production line has not been able to continue its production since April 2015 due to lack of purchase orders. The total volume of the third production line from January 2015 to March 2015 was 293 Metric Tons.

Legal Proceedings

From time to time, we may be subject to legal actions and other claims arising in the ordinary course of business. Shandong Fuwei is currently a party to three legal proceedings in China.

On July 9, 2012, a client filed a lawsuit in Beijing Daxing District People’s Court against Shandong Fuwei claiming RMB953,113 plus interest over disputes arising from a Procurement Contract between the parties. Shandong Fuwei raised a jurisdictional objection upon filing its plea, and Beijing Daxing District People’s Court overruled the objection. Shandong Fuwei filed an appeal against the judgment in the First Intermediate People’s Court of Beijing. The appeal was dismissed on January 23, 2013. On May 15, 2013, Beijing Daxing District People’s Court heard the case and adjourned the hearing due to the fact that plaintiff failed to provide sufficient evidence. On June 25, 2013, the case was heard in Beijing Daxing District People’s Court again and it was further adjourned due to plaintiff’s failure to provide sufficient evidence. The case was then scheduled to be heard on August 7, 2013. However, on the day prior to re-scheduled hearing, Shandong Fuwei was informed by Beijing Daxing District People’s Court that the hearing was adjourned further for the same reason that plaintiff failed to provide sufficient evidence. On April 21, 2014, the case was heard, and the plaintiff failed to provide sufficient evidence and the hearing was further adjourned. On May 28, 2014, the case was heard and the plaintiff provided some evidence. On August 25, 2014, the case was heard again. On November 5, 2014, the court accepted the withdrawal application from the plaintiff. On November 26, 2014, the plaintiff filed a second lawsuit in Beijing Daxing District People’s Court against Shandong Fuwei over disputes arising from the Procurement Contract between the parties claiming RMB618,230 plus interest as a result of non- payment. The case was heard on January 26, 2015, where the two parties testified over the relevant evidence. The case was heard on March 3, 2015, October 26, 2015 and May 11, 2016. To date, the case has not been decided.

On January 21, 2014, Shandong Fuwei received a complaint from Zeng Wenhong, a Hong Kong citizen, plaintiff against Shandong Fuwei with a claim for a refund of US$500,000 (approximately RMB4,138,250) and related interest of RMB2,331,784. The plaintiff alleged that Shandong Fuwei has agreed to sell to the plaintiff ordinary shares of the Company pursuant to an oral agreement between the plaintiff and Shandong Fuwei in June 2005, and as a result the plaintiff transferred US$500,000 to Wellplus Investments (Hong Kong) Limited to be used for acquiring the ordinary shares of the Company. However, the plaintiff never received such shares. The case was heard by the Intermediate People's Court of Weifang on April 3, 2014. On October 28, 2014, the case was heard again and the plaintiff submitted additional evidence. On September 25, 2015, Shandong Fuwei received a written judgment issued by the Intermediate People’s Court of Weifang ordering Shandong Fuwei to refund US$500,000 together with its interest to the plaintiff. Shandong Fuwei has filed for an appeal to the High People’s Court’s of Shandong Province within the appeal period. On April 29, 2016 and June 7, 2016, the case was heard by the High People’s Court’s of Shandong Province for the first time. On June 20, 2016, the High People’s Court’s of Shandong Province decided that it overrode the judgment issued by the Intermediate People’s Court of Weifang and rejected the lawsuit filed by Zeng Wenhong. The court acceptance fees for first instance and second instance was born by Zeng Wenhong. This decision was the final one.

28

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

On June 28, 2014, an equipment supplier filed a lawsuit in Weifang High-Tech District People’s Court against Shandong Fuwei over disputes arising from a Procurement Contract between the parties with a claim for RMB844,000 plus interest of RMB134,000. The case has been settled between the two parties. Pursuant to the terms of the settlement, Shandong Fuwei shall pay the plaintiff RMB750,000 through bank acceptance note prior to February 7, 2015. The remaining balance of RMB94,000 shall be paid within two days of reaching resolution on the eight remaining disputes between the two parties. Thereafter, neither party will bear any further liability. To date, the settlement has been totally carried out.

29

Exhibit Index

Exhibit No.	Description
99.1	Press Release dated August 25, 2016.

30

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fuwei Films (Holdings) Co., Ltd.

By:	/s/ Zengyong Wang
Name: Zengyong Wang
Title: Chairman and Chief Executive Officer

Dated: August 25, 2016

31